SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                         Urstadt Biddle Properties Inc.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                          ----------------------------
                         (Title of Class of Securities)

                                   404265 10 0
                                  ------------
                                 (CUSIP Number)

                         Urstadt Biddle Properties Inc.
                            Attn: Charles J. Urstadt
                      Chairman and Chief Executive Officer
                321 Railroad Avenue, Greenwich, Connecticut 06830
                                 (203) 863-8200
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 16, 1999
                       -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 21 Pages

CUSIP NO.  404265 10 0

-------------------------------------------------------------------------------------------------------------------
1        Name of Reporting Person(1)
         S.S. or I.R.S. Identification No. of Above Person

                     Countryside Square Limited Partnership
-------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                                a.  [ ]
                                                b.  [ ]
-------------------------------------------------------------------------------------------------------------------
3        SEC Use Only

-------------------------------------------------------------------------------------------------------------------
4        Source of Funds

                  N/A
-------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)  [ ]

-------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                                              Delaware
-------------------------------------------------------------------------------------------------------------------
                           7        Sole Voting Power

                                            0
  Number of                         -------------------
   Shares
Beneficially               8        Shared Voting Power
  Owned By
                                            0
                                    -------------------
   Each
  Reporting                9        Sole Dispositive Power
   Person
                                             0
    With                            -------------------


                           10       Shared Dispositive Power

                                             0
                                    -------------------
-------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                         0
-------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares          [ ]
-------------------------------------------------------------------------------------------------------------------


-------------
    1 Filing jointly pursuant to Rule 13d-1(k)(1) under the Act with Urstadt Biddle Properties, Inc.

                               Page 2 of 21 Pages


13       Percent of Class Represented By Amount in Row (11)
                           0%
-------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

                          PN
-------------------------------------------------------------------------------------------------------------------



                               Page 3 of 21 Pages

CUSIP NO.  404265 10 0

-------------------------------------------------------------------------------------------------------------------
1        Name of Reporting Person(2)
         S.S. or I.R.S. Identification No. of Above Person

                         Urstadt Biddle Properties Inc.
-------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                          a.  [ ]
                                          b.  [ ]
-------------------------------------------------------------------------------------------------------------------
3        SEC Use Only

-------------------------------------------------------------------------------------------------------------------
4        Source of Funds

                  N/A
-------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)  [ ]

-------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                                    Maryland
-------------------------------------------------------------------------------------------------------------------
                           7        Sole Voting Power

   Number of                               0
   Shares                           ------------------
Beneficially               8        Shared Voting Power
  Owned By
                                           0
    Each                            -------------------
  Reporting                9        Sole Dispositive Power
   Person
                                           0
                                    -------------------
   With
                           10       Shared Dispositive Power

                                           0
                                    -------------------
-------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                0
-------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares          [ ]
-------------------------------------------------------------------------------------------------------------------


-----------------------
    2   Filing  jointly  pursuant  to  Rule  13d-1(k)(1)   under  the  Act  with
        Countryside Square Limited Partnership.

                               Page 4 of 21 Pages


13       Percent of Class Represented By Amount in Row (11)

                           0%
-------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

                           CO
-------------------------------------------------------------------------------------------------------------------


                               Page 5 of 21 Pages

         This Amendment No. 1 to the Schedule 13D dated November 22, 1996 (the "Schedule 13D") is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, on behalf of: (i) Countryside Square Limited Partnership ("Countryside") and (ii) Urstadt Biddle Properties Inc. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

         The Schedule 13D is hereby amended and supplemented as follows:

ITEM 1. SECURITY AND ISSUER.

                  Item 1 of the Schedule 13D is hereby supplemented as follows:

                  This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Urstadt Biddle Properties Inc., a Maryland corporation (the "Issuer"), successor to HRE Properties, a Massachusetts business trust ("HRE"). The address of the principal executive offices of the Issuer is 321 Railroad Avenue, Greenwich, Connecticut 06830. All references to HRE in the Schedule 13D shall and hereby are deemed to refer to the Issuer.

ITEM 2. IDENTITY AND BACKGROUND.

                  Item 2 of the Schedule 13D is hereby supplemented as follows:

                  The name, business address, citizenship and present principal occupation of each director and executive officer of UBP are set forth on Schedule I hereto.

ITEM 4. PURPOSE OF TRANSACTION.

                  Item 4 of the Schedule 13D is hereby supplemented as follows:

                  On April 16, 1999, Countryside entered into a transaction with Charles J. Urstadt, solely in his capacity as the trustee of the Catherine Urstadt Biddle Irrevocable Trust (the "CUB Trust", and Mr. Urstadt, solely in his capacity as the trustee of the CUB Trust, the "CUB Trustee"), pursuant to which the CUB Trustee exchanged 300,000 shares of Common Stock held by Countryside for 300,000 of Class A Common Stock, par value $.01 per share, of the Issuer ("Class A Common Stock"), held by the CUB Trustee on behalf of, and subject to, the CUB Trust.

                  On the same date, Countryside entered into a transaction with Charles J. Urstadt, solely in his capacity as the trustee of the Charles D. Urstadt Irrevocable Trust (the "CDU Trust", and Mr. Urstadt, solely in his capacity as the trustee of the CDU Trust, the "CDU Trustee"), pursuant to which the CDU Trustee exchanged 300,000 shares of Common Stock held by Countryside for 300,000 of Class A Common Stock, held by the CDU Trustee on behalf of, and subject to, the CDU Trust (the share exchange transaction between Countryside and the CUB Trustee, for and on behalf of the CUB Trust, and the share exchange transaction between Countryside and the CDU Trustee, for and on behalf of the CDU Trust, are collectively hereinafter referred to as the "Share Exchange Transaction").

                  As a result of the Share Exchange Transaction, Countryside (i) no longer beneficially owns any shares of Common Stock and
                  (ii)  beneficially  owns  1,200,000  shares  of Class A Common
                  Stock (the "Countryside Class A Shares"), which constitutes approximately 21.2%

                               Page 6 of 21 Pages
                  of the outstanding shares of Class A Common Stock and approximately 1.0% of the total voting power in the Issuer. Countryside currently intends to hold the Countryside Class A Shares for investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 of the Schedule 13D is hereby supplemented as follows:

                  (a) (i) Countryside no longer owns, directly or indirectly, any shares of Common Stock.

                      (ii) For  information  concerning  the ownership of Common
                           Stock of UBP by the persons listed on Schedule I hereto, see the extracts of UPB's Proxy Statement dated February 2, 1999 attached hereto as Exhibit 2 and incorporated herein by reference. As noted above, while the information set forth herein respecting UBP and the persons named in Schedule I hereto is believed to be accurate in all material respects, reference is hereby made to the periodic reports, proxy statements and other information filed by UBP and the persons named in Schedule I hereto with the Securities and Exchange Commission for changes in such information and other developments that may occur subsequent to the date of the information contained herein.

                  (c) On April 16, 1999, Countryside entered into the Share Exchange Transaction described in Item 4 of this
                           Schedule 13D.

                           On April 6, 1999, the CUB Trustee and the CDU Trustee each entered into, for and on behalf of the CUB Trust and the CDU Trust, respectively, certain privately negotiated transactions with third parties pursuant to which the CUB Trustee and the CDU Trustee exchanged 12,000 shares and 18,000 shares, respectively, of Class A Common Stock held by the CUB Trust and the CDU Trust, respectively, for 12,000 shares and 18,000 shares, respectively, of Common Stock.

                           On April 13, 1999, the Board of Directors of the Issuer approved the sale of 30,000 shares of Common Stock to Mr. Urstadt and 2000 shares of Common Stock to George H.C. Lawrence, a director of the Issuer, at a purchase price equal to $7.7228 per share in cash. Such sales were effected on April 16, 1999 with proceeds received by Mr. Urstadt and Mr. Lawrence form the Issuer's Deferred Directors' Fees Plan.

                           On April 6, 1999, the Urstadt Conservation Foundation an entity with whom Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of shares of stock which it holds, acquired by purchase from the estate of Claire J. Urstadt, the mother of Mr. Urstadt, 20,000 shares of Common Stock at a price of $7.625 per share.

                           Except as set forth in this Schedule 13D, none of Countryside, UBP or, to the best knowledge of such parties, any of the persons named on Schedule I hereto owns any shares of Common Stock or has purchased or sold any shares of Common Stock during the past 60 days.

                  (e)      April 16, 1999.



                               Page 7 of 21 Pages

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Item 7 of the Schedule 13D is hereby supplemented as follows:

                  1. Joint Filing Agreement, dated April 20, 1999.

                  2. Certain  Extracts from UBP's Proxy Statement dated February
                     2, 1999.

                               Page 8 of 21 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 1999

COUNTRYSIDE SQUARE LIMITED PARTNERSHIP

By:   Urstadt Biddle Properties Inc.,
      as General Partner

      By:  /s/  Charles J. Urstadt
           -----------------------------
           Name:   Charles J. Urstadt
           Title:  Chairman of the Board and Chief Executive Officer

URSTADT BIDDLE PROPERTIES INC.

By:  /s/  Charles J. Urstadt
     -----------------------
     Name:   Charles J. Urstadt
     Title:  Chairman of the Board and Chief Executive Officer

                               Page 9 of 21 Pages

                                   SCHEDULE I
                                   ----------

Reporting Person:                   Urstadt Biddle Properties Inc. ("UBP")
                                    321 Railroad Avenue
                                    Greenwich, Connecticut 06830

Executive Officers, Directors and Controlling Persons:

Name     .......................    Charles J. Urstadt
Positions.......................    Chairman of the Board and Chief Executive Officer, UBP
Principal Occupation
and Employment;
Business Address                    Chairman of the Board and Chief Executive Officer, UBP; Chairman  and
                                    Director, Urstadt Property Company, Inc.; Trustee Emeritus, Pace
                                    University; Advisory Director, Putnam Trust Company; Trustee, Historic
                                    Hudson Valley, the business address of Mr. Urstadt is:  321 Railroad
                                    Avenue, Greenwich, Connecticut  06830
Citizenship.....................    U.S.A.

Name     .......................    Willing L. Biddle
Positions.......................    Director, President and Chief Operating Officer, UBP
Principal Occupation
and Employment;
Business Address................    President, UBP; the business address of Mr. Biddle is:  321 Railroad
                                    Avenue, Greenwich, Connecticut  06830
Citizenship.....................    U.S.A.

Name:    .......................    James R. Moore
Position:.......................    Executive Vice President, Chief Financial Officer and Treasurer, UBP
Principal Occupation
and Employment;
Business Address:...............    Executive Vice President, Chief Financial Officer and Treasurer, UBP; the
                                    business address of Mr. Moore is: 321 Railroad Avenue, Greenwich, CT
                                    06830
Citizenship:....................    U.S.A.

Name:    .......................    Raymond P. Argila
Position:.......................    Senior Vice President, Chief Legal Officer and Assistant Secretary, UBP
Principal Occupation
and Employment;
Business Address:...............    Senior Vice President, Chief Legal Officer and Assistant Secretary, UBP;
                                    the business address of Mr. Argila is: 321 Railroad Avenue, Greenwich,
                                    CT  06830
Citizenship.....................    U.S.A.

                               Page 10 of 21 Pages

Name:    .......................    Peter Herrick
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Director, The Bank of New York; Director, BNY Hamilton Funds; the
                                    business address of Mr. Herrick is:  42 Sunnybrook Road; Bronxville, N.Y.
                                    10708
Citizenship:....................    U.S.A.

Name:    .......................    Paul D. Paganucci
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Chairman, Ledyard National Bank; Director, Filene's Basement, Inc.;
                                    Director, Allmerica Securities Trust, Inc.; Director IGI Inc.; Trustee, Colby
                                    College; Director, The Grace Institute; the business address of Mr.
                                    Paganucci is:  P.O. Box 799; 38 Main Street; Hanover, New Hampshire
                                    03755
Citizenship:....................    U.S.A.

Name:    .......................    Robert R. Douglass
Position:.......................    Director
Principal Occupation
and Employment:
Business Address:...............    Of Counsel, Milbank, Tweed Hadley and McCloy; Chairman and Director,
                                    Cedel; Chairman, Downtown Lower Manhattan Association; Chairman,
                                    Alliance for Downtown New York; Director, Business Council for the
                                    United Nations; Member, Council on Foreign Relations; Director, Gryphon
                                    Holdings, Inc.; the business address of Mr. Douglass is: One Chase
                                    Manhattan Plaza, 46th Fl.; New York, New York 10005
Citizenship:....................    U.S.A.

Name:    .......................    George H. C. Lawrence
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Chief Executive Officer and President, Lawrence Investing Company, Inc.;
                                    Director, Urstadt Property Company, Inc.; Trustee, Sarah Lawrence
                                    College; Director, Westchester County Association; Senior Vice President
                                    and Director, Kensico Cemetery; Director, CLX Energy;  the business address of Mr. Lawrence is:  3507 Ocean Drive; Vero Beach, Florida
                                    32963
Citizenship:....................    U.S.A.

Name:    .......................    E. Virgil Conway
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Chairman, Metropolitan Transportation Authority; Financial Consultant
                                    and Corporate Director; Trustee, Consolidated Edison Company of New
                                    York, Inc.; Director, Union Pacific Corporation; Trustee, Phoenix Duff &
                                    Phelps Mutual Funds; Trustee, Atlantic Mutual Insurance Company;

                               Page 11 of 21 Pages

                                    Director, Centennial Insurance Company; Director, Trism, Inc.; Director,
                                    AccuHealth, Inc.; Chairman, New York Housing Partnership Development
                                    Corporation; Vice Chairman, Academy of Political Science; Trustee, Pace
                                    University; the business address of Mr. Conway is: 101 Park Ave., 30th Fl.;
                                    New York, New York  10178
Citizenship:....................    U.S.A.

Name............................    Charles D. Urstadt
Position........................    Director
Principal Occupation
and Employment;
Business Address................    Senior Director, Brown Harris Stevens, LLC; President and Director,
                                    Urstadt Property Company, Inc.; Director, Friends of Channel 13; Board
                                    Member, New York State Board for Historic Preservation; the business address of Mr. Urstadt is:  321 Railroad Avenue, Greenwich, CT 06830.
Citizenship:....................    U.S.A.

                               Page 12 of 21 Pages

                                  EXHIBIT INDEX
                                  -------------

                                                                         Page
Exhibit                                                                  Number
-------                                                                  ------

1. Joint Filing Agreement, dated April 20, 1999.

2. Certain Extracts from UBP's Proxy Statement dated February 2, 1999.

                               Page 13 of 21 Pages

                                    EXHIBIT 1





                               Page 14 of 21 Pages

                                                                       EXHIBIT 1

                                    AGREEMENT

                  The undersigned hereby agree that this statement on Schedule 13D with respect to the beneficial ownership of shares of Common Stock of Urstadt Biddle Properties Inc. is filed jointly, on behalf of each of them.

Dated:   April 20, 1999

                                  COUNTRYSIDE SQUARE LIMITED PARTNERSHIP

                                  By:      Urstadt Biddle Properties Inc.,
                                           as General Partner

                                           By: /s/ Charles J. Urstadt
                                               -------------------------------
                                              Name:    Charles J. Urstadt
                                              Title:   Chairman of the Board and
                                                       Chief Executive Officer

                                   URSTADT BIDDLE PROPERTIES INC.

                                   By:  /s/  Charles J. Urstadt
                                        -----------------------
                                        Name:     Charles J. Urstadt
                                        Title:    Chairman of the Board and
                                                  Chief Executive Officer

                                               Page 15 of 21 Pages

                                    EXHIBIT 2




                               Page 16 of 21 Pages

                                                                      EXHIBIT 2

       Certain Extracts from UBP's Proxy Statement dated February 2, 1999.
       -------------------------------------------------------------------

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following tables set forth certain information as of January 6, 1999 available to the Company with respect to the shares of the Company (i) held by those persons known to the Company to be the beneficial owners (as determined under the rules of the SEC) of more than 5% of the Common Shares and Class A Common Shares then outstanding and (ii) held by each of the Directors, each of the executive officers named in the Summary Compensation Table below, and by all of the Directors and such executive officers as a group:

                              5% BENEFICIAL OWNERS

                                                                                            CLASS A
            NAME AND ADDRESS OF                    COMMON SHARES        PERCENT OF       COMMON SHARES      PERCENT OF
              BENEFICIAL OWNER                   BENEFICIALLY OWNED        CLASS      BENEFICIALLY OWNED       CLASS
              ----------------                   ------------------        -----      ------------------       -----

Charles J. Urstadt..........................         1,570,785(1)(2)     25.6%         1,503,191(3)(4)        24.6%
Urstadt Biddle Properties Inc.
  321 Railroad Ave
  Greenwich, CT 06830

Countryside Square                                     600,000            9.8%           600,000               9.9%
  Limited Partnership(5)....................
c/o Urstadt Biddle Properties
  321 Railroad Ave
  Greenwich, CT 06830

Grace & White, Inc. (6).....................           324,100            5.3%           324,100               5.3%
515 Madison Ave., Suite 1700
  New York, NY 10022

----------
(1) Of these shares, 50,000 are owned by Urstadt Property Company, Inc., a company of which Mr. Urstadt is the chairman, a director and a principal stockholder, 900,000 shares are owned by two irrevocable trusts established for Mr. Urstadt's adult children and 57,000 shares are owned by Elinor Urstadt, Mr. Urstadt's wife. The figure excludes 76,690 shares issuable upon exercise of options which are not currently exercisable and which will not become exercisable within 60 days, but includes 500,421 shares issuable upon exercise of options exercisable within 60 days. See "Compensation and Transactions with Management and Others" below. The figure also excludes 49,160 cash appreciation rights, all of which are exercisable within 60 days.

(2) This figure assumes, in connection with the determination of the number of Common Shares issuable upon exercise of options exercisable within 60 days, that Mr. Urstadt will elect the Common Stock Option (as defined in "Report of Compensation Committee on Executive Compensation" below) with respect to all of such options. See "Report of Compensation Committee on Executive Compensation" for information with respect to certain modifications of outstanding options granted under the Company's Stock Option Plan as of August 14, 1998, the date of the Stock Dividend. If Mr. Urstadt elects the Combination Option (as defined below) or the Class A Stock Option (as defined below) with respect to all such options, the number of Common Shares issuable upon exercise of options exercisable within 60 days, the total number of Common Shares beneficially owned and the Percent of Class would be less.

(3) Of these shares, 900,000 shares are owned by two irrevocable trusts established for Mr. Urstadt's adult children and 43,000 shares are owned by Elinor Urstadt, Mr. Urstadt's wife. The figure excludes 76,169 shares issuable upon exercise of options which are not currently exercisable and which will not become exercisable within 60 days, but includes 499,002 shares issuable upon exercise of options exercisable within 60 days. See "Compensation and Transactions with Management and Others" below. This figure also excludes 48,826 cash appreciation rights, all of which are exercisable within 60 days.

(4) This figure assumes, in connection with the determination of the number of Class A Common Shares issuable upon exercise of options exercisable within 60 days, that Mr. Urstadt will elect the Class A Stock Option with respect to all of such options. See "Report of Compensation Committee on Executive Compensation" for information with respect to certain modifications of outstanding options granted under the Company's Stock Option Plan as of August 14, 1998, the date of the Stock Dividend. If Mr. Urstadt elects the Combination Option

                               Page 17 of 21 Pages
     or the Common Stock Option with respect to all such options, the number of Class A Common Shares issuable upon exercise of options exercisable within 60 days, the total number of Class A Common Shares beneficially owned and the Percent of Class would be less.

(5) Pursuant to the terms of a Limited Partnership Agreement of Countryside Square Limited Partnership (the "Partnership") dated as of November 22, 1996 (the "Partnership Agreement") by and among the Company, as general partner, and the limited partners signatory thereto, the limited partners contributed to the capital of the Partnership the 600,000 Common Shares previously held by such limited partners. The Partnership was issued 600,000 Class A Common Shares pursuant to the Stock Dividend.

(6) Based upon information contained in Amendment No.#1 to Schedule 13G filed with the SEC on February 12, 1997.

                               Page 18 of 21 Pages

                             DIRECTORS AND OFFICERS

                                                  COMMON SHARES                           CLASS A
                                               BENEFICIALLY OWNED    PERCENT OF        COMMON SHARES       PERCENT OF
                    NAME                               (1)           CLASS (1)    BENEFICIALLY OWNED (2)   CLASS (2)
                    ----                               ---           ---------    ----------------------   ---------
Charles J. Urstadt..........................     1,570,785(3)            25.6%       1,503,191(4)              24.6%
Willing L. Biddle...........................        78,675(15)            1.3%          62,075(15)              1.0%
E. Virgil Conway............................        20,265(5)(6)             *          20,171(7)(8)               *
Robert R. Douglass..........................        16,899(6)(9)             *          22,818(8)(10)              *
Peter Herrick...............................        36,765(5)(6)             *          30,671(7)(8)               *
George H.C. Lawrence........................        29,299(6)(11)            *          29,259(8)(12)              *
Paul D. Paganucci...........................        15,765(5)(6)             *          15,671(7)(8)               *
Charles D. Urstadt..........................             0(6)                *               0(8)                  *
James O. York...............................        10,033(6)(6A)            *          10,006(8)(8A)              *
James R. Moore..............................        51,666(13)               *          51,666(13)                 *
Raymond P. Argila...........................        33,666(14)               *          33,666(14)                 *
Directors & Executive Officers as a              1,863,818(16)           30.3%       1,779,194(17)             29.1%
  group (11) persons........................

--------

  *  Less than 1%

(1)  The figures  presented in this column (except for those relating to Willing
     L. Biddle, James R. Moore and Raymond P. Argila) assume, in connection with the determination of the number of Common Shares issuable upon exercise of options exercisable within 60 days by the respective individuals listed below, that such individuals will elect the Common Stock Option with respect to all of such options. See "Report of Compensation Committee on Executive Compensation" for information with respect to certain modifications of outstanding options granted under the Company's Stock Option Plan as of August 14, 1998, the date of the Stock Dividend. If any such individual elects the Combination Option or the Class A Stock Option with respect to any or all of such options, the number of Common Shares issuable upon exercise of options exercisable within 60 days, the total number of Common Shares beneficially owned and the Percent of Class would be less for such individual.

(2)  The figures  presented in this column (except for those relating to Willing
     L. Biddle, James R. Moore and Raymond P. Argila) assume, in connection with the determination of the number of Class A Common Shares issuable upon exercise of options exercisable within 60 days by the respective individuals listed below, that such individuals will elect the Class A Stock Option with respect to all of such options. See "Report of Compensation Committee on Executive Compensation" for information with respect to certain modifications of outstanding options granted under the Company's Stock Option Plan as of August 14, 1998, the date of the Stock Dividend. If any such individual elects the Combination Option or the Common Stock Option with respect to any or all of such options, the number of Class A Common Shares issuable upon exercise of options exercisable within 60 days, the total number of Class A Common Shares beneficially owned and the Percent of Class would be less for such individual.

(3) This figure includes 50,000 Common Shares owned by Urstadt Property Company Inc., 900,000 Common Shares owned by two irrevocable trusts established for Mr. Urstadt's adult children, and 57,000 Common Shares owned by Elinor Urstadt, Mr. Urstadt's wife. This figure excludes 51,127 Common Shares issuable upon exercise of options which are not currently exercisable and which will not become exercisable within 60 days, but includes 527,985 Common Shares issuable upon exercise of options exercisable within 60 days. The figure also excludes 49,160 cash appreciation rights all of which are exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(4) This figure includes 900,000 Class A Common Shares owned by two irrevocable trusts established for Mr. Urstadt's adult children, and 43,000 Class A Common Shares owned by Elinor Urstadt, Mr. Urstadt's wife. This figure excludes 50,779 Class A Common Shares issuable upon exercise of options which are not currently exercisable and which will not become exercisable within 60 days, but includes 524,391 Class A Common Shares issuable upon exercise of options exercisable within 60 days. This figure also excludes 48,826 cash appreciation rights all of which are exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(5) This figure includes 13,765 Common Shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

                               Page 19 of 21 Pages

(6) This figure excludes 1,966 Common Shares issuable upon exercise of options which are not currently exercisable and which will not become exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(6A) This figure includes 3,933 Common Shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(7) This figure includes 13,671 Class A Common Shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(8) This figure excludes 1,953 Class A Common Shares issuable upon exercise of options which are not currently exercisable and which will not become exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(8A) This figure includes 3,906 Class A Common Shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(9) This figure includes 11,799 Common Shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(10) This figure includes 11,718 Class A Common Shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(11) This figure includes 5,899 Common Shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(12) This figure includes 5,859 Class A Common Shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(13) This figure includes 29,250 Common Shares and Class A Common Shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days. This figure excludes 4,250 Common Shares and Class A Common Shares issuable upon exercise of options which are not currently exercisable and which will not become exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(14) This figure includes 17,000 Common Shares and Class A Common Shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days. This figure excludes 3,000 Common Shares and Class A Common Shares issuable upon exercise of options which are not currently exercisable and which will not become exercisable within 60 days. See "Compensation and Transactions with Management and Others" below.

(15) This figure includes 14,375 Common Shares and Class A Common Shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days. This figure excludes 4,625 Common Shares and Class A Common Shares issuable upon exercise of options which are not currently exercisable and which will not become exercisable within 60 days. Mr. Biddle is the son-in-law of Mr. Urstadt. See "Compensation and Transactions with Management and Others" below.

(16) This figure excludes 76,764 Common Shares issuable upon exercise of options which are not currently exercisable and which will not become exercisable within 60 days, but includes 651,536 Common Shares issuable upon exercise of options which are exercisable within 60 days. This figure also excludes 49,160 cash appreciation rights all of which are exercisable within 60 days.

(17) This figure excludes 76,325 Class A Common Shares issuable upon exercise of options which are not currently exercisable and which will not become exercisable within 60 days, but includes 647,512 Class A Common Shares issuable upon exercise of options which are exercisable within 60 days. This figure also excludes 48,826 cash appreciation rights all of which are exercisable within 60 days.

                               Page 20 of 21 Pages

Stock Options

     Under the  Company's  Stock  Option Plan  ("Plan"),  418,271  shares of the
Company's authorized but unissued Common Shares and 418,271 shares of the Company's Class A Common Shares have been reserved for issuance upon the exercise of options or stock appreciation rights which have been or may be granted under the Plan. The persons eligible to participate in the Plan are such key employees of the Company as may be selected from time to time by the Compensation Committee in its discretion, as well as non-employee Directors. The Plan provides that each Director who is not a full-time employee or former full-time employee of the Company will automatically be awarded options covering 1,000 Common Shares and 1,000 Class A Common Shares on April 1 of each year. The Plan is administered by the Compensation Committee.

     The Compensation Committee has authorized loans to finance the exercise of incentive stock options granted to executive officers. The loans have a five-year term, subject to extension at the discretion of the Compensation Committee, bear interest at the prime rate plus 1/2% and are secured by a pledge of the related shares. The loans become due on termination of employment by the Company, but are automatically extended for seven months following termination of employment other than for cause, and for 13 months following termination of employment occurring after a Change of Control of the Company. Two such loans are outstanding to James R. Moore and Raymond P. Argila, each in the principal amount of $133,534.

     The following table sets forth, for the executive officers named in the Summary Compensation Table, information concerning the fiscal year-end value of unexercised options and SARs.

              AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES

                                                                  # OF UNEXERCISED             VALUE OF UNEXERCISED
                                                                   CLASS A COMMON                  IN-THE-MONEY
                                                                  AND COMMON SHARE                OPTIONS/SARS AT
                                                               OPTIONS/SARS AT FY-END               FY-END ($)
                                  SHARES                     --------------------------     ---------------------------
                                ACQUIRED ON       VALUE
            NAME                EXERCISE(#)    REALIZED($)  EXERCISABLE   UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
            ----                -----------    -----------  -----------   -------------    -----------    --------------

Charles J. Urstadt...........       ___            ___        268,500(1)    26,000(1)      $671,156(2)     $36,625(2)
Willing L. Biddle............       ___            ___         14,375        4,625         $ 22,461        $ 5,633
James R. Moore...............       ___            ___         29,250        4,250         $ 31,421        $ 5,547
Raymond P. Argila............       ___            ___         17,000        3,000         $ 27,125        $ 4,313


--------

(1) These figures assume that Mr. Urstadt will elect the Combination Option with respect to all options granted to him prior to August 14, 1998, the date of the Stock Dividend. See "Report of Compensation Committee on Executive Compensation" for information with respect to certain modifications of outstanding options granted under the Company's Stock Option Plan as of August 14, 1998, the date of the Stock Dividend. If Mr. Urstadt elects the Common Stock Option or the Class A Stock Option with respect to any or all of such options, these figures would be less.

(2) These figures assume that Mr. Urstadt will elect the Combination Option with respect to all options granted to him prior to August 14, 1998, the date of the Stock Dividend. See "Report of Compensation Committee on Executive Compensation" for information with respect to certain modifications of outstanding options granted under the Company's Stock Option Plan as of August 14, 1998, the date of the Stock Dividend. If Mr. Urstadt elects the Common Stock Option with respect to all such options, the Value of Unexercised In-the-Money Options at FY-End($) Exercisable would be $685,747 and the Value of Unexercised In-the-Money options at FY-End($) Unexercisable would be $38,889. If Mr. Urstadt elects the Class A Stock Option with respect to all such options, the Value of Unexercised In-the-Money Options at FY-End($) Exercisable would be $629,715 and the Value of Unexercised In-the-Money Options at FY-End($) Unexercisable would be $32,906.


                               Page 21 of 21 Pages